June 7, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Eric McPhee and Jennifer Monick

Re: New Residential Investment Corp.
Form 10-K for the year ended December 31, 2021
Filed February 16, 2022
File No. 001-35777

Dear Mr. McPhee and Ms. Monick:

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by electronic mail dated May 25, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 16, 2022 (the “2021 Form 10-K”) and the Company’s earnings release on Form 8-K for the quarterly period ended March 31, 2022 furnished on May 3, 2022 (the “Q1 Form 8-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2021 Form 10-K and Q1 Form 8-K.

Form 10-K for the year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1.    We note you acquired Genesis Capital LLC during 2021 for cash consideration of approximately $1.63 billion. Please tell us how you considered the requirements to provide audited financial statements of the acquired business in accordance with Rule 3-05 of Regulation S-X, and unaudited pro forma financial information related to this transaction in accordance with Article 11 of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company’s evaluation of the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro forma financial information related to New Residential’s (i) business acquisition of Genesis Capital LLC (“Genesis”) and (ii) asset purchase comprising a portfolio of loans originated by Genesis (the “Mortgage Loans Receivable Portfolio”) owned by Broad Street Principal Investments, LLC, and Goldman Sachs Bank, both affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs”) is as follows:

On October 10, 2021, the Company filed a Form 8-K announcing that it had entered into a definitive agreement with Goldman Sachs to acquire Genesis and the Mortgage Loans Receivable Portfolio. On December 20, 2021, the Company filed a Form 8-K announcing that it had completed its business acquisition of Genesis and purchase of assets comprising the Mortgage Loans Receivable Portfolio from Goldman Sachs, together for an

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 7, 2022

aggregate purchase price of approximately $1.63 billion, concurrently with in-place financing from Goldman Sachs of approximately $1.26 billion. The Company’s equity investment in Genesis and the Mortgage Loans Receivable Portfolio was determined to be approximately $175 million and $200 million, respectively. Please refer to the “Identifying Business Acquisitions Involving Multiple Transactions” section below for further discussion regarding the Company’s assessment of the Genesis acquisition and the Mortgage Loans Receivable Portfolio purchase on a combined basis for accounting purposes under U.S. GAAP versus separately for reporting purposes under Regulation S-X.

The Company applied the guidance in Rule 3-05 and Article 11 of Regulation S-X and assessed the significance of Genesis using the three testing criteria defined in Rule 1-02(w) of Regulation S-X: (i) investment test, (ii) asset test and (iii) income test and compared, for the fiscal year ended December 31, 2020, the financial statements of Genesis to the Company. Based on this analysis, as discussed below, the Company concluded that none of the three testing criteria conditions exceeded 20%. Consequently, the Company determined that the acquisition of Genesis was not deemed to be significant and therefore the separate financial statements and pro forma financial information in connection with the acquisition of Genesis were not required, as set forth in more detail below:

Investment Test

The table below summarizes the significant subsidiary investment test per Rule 1-02(w) of Regulation S-X followed by the Company’s application of Rule 1-02(w):

	Numerator	Denominator
Market Value	Registrant’s and its other subsidiaries investments in, and advances to the tested subsidiary.	Registrant’s aggregate worldwide market value of its voting and non-voting common equity, calculated daily from the last five trading days of the most recently completed month ending prior to the earlier of the registrant’s announcement date or agreement date of the acquisition or disposition, or total consolidated assets where the registrant has no such aggregate worldwide market value.

The Company measured the significance of the Genesis acquisition using the investment test by comparing (i) the Company’s investment in Genesis of $175 million to (ii) the aggregate worldwide market value of the Company’s voting and non-voting common equity. In determining the aggregate worldwide market value of the Company’s voting and non-voting common equity, the Company used the average of such aggregate worldwide market value calculated daily for the last five trading days of September 2021, the Company’s most recently completed month ending prior to the earlier of the Company’s announcement date or agreement date of the Genesis acquisition. The Company calculated such aggregate worldwide market value as approximately $5.2 billion. Based on these amounts, the investment test resulted in a significance of 3.4%.

Asset Test

The table below summarizes the significant subsidiary asset test per Rule 1-02(w) of Regulation S-X followed by the Company’s application of Rule 1-02(w):

	Numerator	Denominator
Proportionate Share	Registrant’s and its other subsidiaries’ proportionate share of total assets of the tested subsidiary (after intercompany eliminations) as of the end of the most recently completed fiscal year.	Registrant’s and its subsidiaries’ consolidated total assets (after intercompany eliminations) as of the end of the most recently completed fiscal year.

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 7, 2022

The Company measured the significance of the Genesis acquisition using the asset test by comparing, as of December 31, 2020: (i) the consolidated total assets of Genesis of $95 million against (ii) the consolidated total assets of the Company and its subsidiaries of $33.2 billion. Based on these amounts, the asset test resulted in a significance of less than 1%.

Income Test

The table below summarizes the significant subsidiary income test per Rule 1-02(w) of Regulation S-X followed by the Company’s application of Rule 1-02(w):

	Numerator	Denominator
Net Income Component(1)	Absolute value of the registrant’s and its other subsidiaries’ equity in the tested subsidiary’s consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests for the most recently completed fiscal year.	Absolute value of the registrant’s and its subsidiaries’ consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) for the most recently completed fiscal year.
Revenue Component(1)	Registrant’s and its other subsidiaries’ proportionate share of the tested subsidiary’s consolidated total revenues (after intercompany eliminations) for the most recently completed fiscal year.	Registrant’s and its subsidiaries’ consolidated total revenues (after intercompany eliminations) for the most recently completed fiscal year.
(1) Significance is measured using the lower result of the net income or revenue component.

The Company measured the significance of the Genesis acquisition by first using the revenue component of the income test by comparing Genesis’s revenue in 2020 of approximately $85 million against the Company’s revenue in 2020 of $1.67 billion. Based on these amounts, the revenue component of the income test resulted in a significance of approximately 5%. Because the Genesis acquisition is not significant at a level of greater than 20% based on the revenue component of the income test, the Company did not measure the significance of the Genesis acquisition using the net income component of the income test.

Identifying Business Acquisitions Involving Multiple Transactions

In regard to the acquisition of assets involving multiple arrangements or transactions, an acquiring entity is required to determine whether the transfer of assets should be accounted for as a single transaction or as separate transactions. The distinction is important given the reporting and accounting implications under Regulation S-X and U.S. GAAP, respectively. The Company has outlined below its assessment regarding whether to account for the acquisition of assets involving multiple arrangements as a single transaction or separate transactions. Further, the Company believes this assessment depends on facts and circumstances and requires the use of significant judgment. As part of this assessment, the Company considered the accounting guidance per the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), interpretive commentary in the EY Financial Reporting Development – Business Combinations guide (the “EY FRD”), as well as guidance provided in Rule 11-01(d) and Rule 3-05 of Regulation S-X, together with the guidance of the Staff contained in Sections 2010.1 and 2015.12 of the Division of Corporation Finance Financial Reporting Manual (“FRM”) noting that the assessment for accounting purposes under U.S. GAAP and reporting purposes under Regulation S-X may differ.

For reporting purposes under Regulation S-X, the Company believes the determination as to whether multiple transactions should be considered as a single transaction requires an entity to first assess whether each arrangement meets the definition of a “business” in accordance with Rule 11-01(d). Once established, any “related businesses” as defined in Section 2015.12 of the FRM are grouped together and treated as a single transaction. For reporting purposes, the Company assessed the Genesis acquisition separately from the acquisition of the Mortgage

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 7, 2022

Loans Receivable Portfolio and evaluated whether each acquisition met the definition of a “business.” Based on the Company’s assessment, only the Genesis acquisition met the definition of a “business.”

For accounting purposes under U.S. GAAP, the Company believes the determination as to whether multiple transactions should be considered as a single transaction requires an entity to first consider all of the terms and conditions of the arrangements and their economic effects, including, but not limited to, assessing whether the multiple transactions are entered into at the same time or in contemplation of one another. If an acquirer determines that multiple transactions should be accounted for as a single transaction, the acquirer then applies the definition of a business in accordance with ASC 805 and the transaction is accounted for under the acquisition method in accordance with ASC 805 if it is determined that the acquirer obtained control of a business. For accounting purposes, the Company determined that the Genesis acquisition and the Mortgage Loans Receivable Portfolio purchase should be accounted for together as a single transaction and further determined that it had obtained control of a business in accordance with ASC 805.

The discussion below sets forth the Company’s analysis in more detail:

Reporting Assessment

In accordance with Section 2015.12 of the FRM, acquisitions of “related businesses” must be treated as a single business acquisition. Businesses are related under Rule 3-05 of Regulation S-X if:

1.They are under common control or management; or

2.Their acquisitions are dependent on each other or a single common event or condition.

Based on the above, the Company first applied separately the definition of a business to each of Genesis and the Mortgage Loans Receivable Portfolio and then further assessed if the acquisition met the definition of “related businesses,” if applicable.

Rule 11-01(d) of Regulation S-X states that for purposes of the rule, “the term ‘business’ should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.” This guidance further states that, among the facts and circumstances which should be considered, the registrant may consider whether the “nature of the revenue-producing activity” will remain generally the same as before the transaction and the extent to which the physical facilities, employees, distribution systems, sales force, customer base, operating rights, production techniques or trade names will remain after the transaction.

In connection with its acquisition, the Company determined Genesis met the definition of a “business” in accordance with Rule 11-01(d) of Regulation S-X as Genesis is a separate entity and the nature of the revenue-producing activity, primarily consisting of the origination and sale of mortgage loans, remained generally the same. As discussed in the Company’s disclosures, including the 2021 Form 10-K, the Genesis acquisition was intended to add a new complementary business to the Company’s strategy and support its growing single family rental strategy so the Company could capture additional unmet demand from its Retail and Wholesale origination channels. As a result, the Company retained a majority of Genesis’ assembled workforce, including the loan underwriters and sales force. In addition, the Company obtained certain intangible assets, including operating rights in the form of a California lending license, customer lists, a trade name, and in-place operating leases. Based on these factors and the guidance discussed in the preceding paragraph, the Company determined Genesis met the definition of a “business.”

In regard to its purchase of the Mortgage Loans Receivable Portfolio, the Company determined it did not meet the definition of a “business” in accordance with Rule 11-01(d) of Regulation S-X as outlined below:

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 7, 2022

1.Revenue-producing activities — While entities within the financial services industry generally present interest income as a “revenue” line item on their financial statements, in the broader context of revenue, income derived from financial assets is not considered revenue, as evidenced by U.S. GAAP not including guidance on interest income within its revenue guidance, ASC 606, Revenue from Contracts with Customers. As a result, the Company determined that the Mortgage Loans Receivable Portfolio does not conduct any “revenue-producing activities” but rather provides the holder of the mortgage loans payments of principal and interest based on the underlying unpaid principal balance and contractual interest rate of the mortgage loans.

2.Other factors — The Company did not acquire, and does not utilize in any manner, the facilities, employee base, sales force, operation rights, or production techniques of Goldman Sachs. All of these items have been expressly retained by Goldman Sachs and were not part of the assets purchased by the Company. In addition, the Company did not purchase all of the loans held by Goldman Sachs; instead, the Mortgage Loans Receivable Portfolio consists of only those specific loans that the Company selected as part of the overall buying strategy that the Company considers as ordinary course of business.

Accordingly, the Company believes that its purchase of Genesis constituted an acquisition of a business, whereas the Company’s purchase of the Mortgage Loans Receivable Portfolio constituted an acquisition of assets for purposes of Rule 11-01(d). As a result, the requirements to provide audited financial statements of an acquired business in accordance with Rule 3-05 of Regulation S-X, and unaudited pro forma financial information related to this transaction in accordance with Article 11 of Regulation S-X only applied to Genesis and not the Mortgage Loans Receivable Portfolio.

Accounting Assessment

The Company’s accounting determination as to whether multiple transactions should be considered as a single transaction was based on guidance in ASC 805, as discussed above. The Company also considered Section 2.1.1.4 of the EY FRD, which states that the factors in ASC 810-10-40-6 (related to deconsolidation of multiple transactions) may be considered for acquisitions in determining whether to account for the arrangements as a single transaction. ASC 810-10-40-6 states that “a parent shall consider all of the terms and conditions of the arrangements and their economic effects... including the assessment as to whether the multiple transactions are entered into at the same time or in contemplation of one another.”

For accounting purposes, the acquisitions of Genesis and the Mortgage Loans Receivable Portfolio were accounted for as a single transaction, primarily considering they were entered into at the same time as part of same the agreement. Once the Company determined Genesis and the Mortgage Loans Receivable Portfolio should be combined as a single transaction, it then applied the definition of a business to the combined transaction in accordance with ASC 805.

Form 8-K filed May 3, 2022

Exhibits

2.    We note your disclosure of core earnings in your earnings release at Exhibit 99.1. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses) and credit loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

Response

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 7, 2022

The Company respectfully acknowledges the Staff’s comment and will revise the title of core earnings to “Earnings Available for Distribution” starting with the Company’s earnings release for the quarter ended June 30, 2022. Earnings available for distribution is one of the factors that the Company’s board of directors considers in determining the amount, if any, and the payment date of dividends on the Company’s common stock. The Company will include its disclosure regarding how Earnings Available for Distribution can serve as a useful indicator for investors in evaluating the Company’s performance and its ability to pay dividends. Furthermore, the Company will also include disclosure on how Earnings Available for Distribution is different from REIT taxable income.

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Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Nicola Santoro, Jr.
Chief Financial Officer

cc:     Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Caroline Kim, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP